 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

60 EAST 42ND ST. ASSOCIATES L.L.C.
(Name of Subject Company)

MPF FLAGSHIP FUND 13, LLC, MPF SENIOR NOTE PROGRAM II, LP, MPF BADGER ACQUISITION CO. II, LLC, MPF OPPORTUNITY FUND, LP, MACKENZIE CAMAC, LP, COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
$10,000 ORIGINAL PARTICIPATION UNITS OF LLC MEMBER INTERESTS
 (Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,750,000	$375.10

*	For purposes of calculating the filing fee only. Assumes the purchase of 10 Units at a purchase price equal to $275,000 per Unit in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $375.10
Form or Registration Number: SC TO-T/A
Filing Party: MacKenzie Capital Management, LP
Date Filed: July 12, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Flagship Fund 13, LLC, MPF Senior Note Program II, LP, MPF Badger Acquisition Co. II, LLC, MPF Opportunity Fund, LP, MacKenzie Camac, LP, Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 10 $10,000 Participation Units of LLC Member Interests (the “Units”) in 60 East 42nd St. Associates L.L.C. (the “Company”), the subject company, at a purchase price equal to $275,000 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated July 12, 2013 (the “Offer Date”) and the related Assignment Form.

The Offer resulted in the tender by Unitholders, and acceptance for payment by the Purchases, of a total of 5.1041 Units. Following purchase of all the tendered Shares, the Purchases will own an aggregate of approximately 6.9841 Units, or approximately 0.99% of the total outstanding Units.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 27, 2013

MPF Flagship Fund 13, LLC, MPF Senior Note Program II, LP, MPF Badger Acquisition Co. II, LLC, MPF Opportunity Fund, LP, MacKenzie Camac, LP, Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President